April 1, 2008

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Union Pacific Corporation

Form 10-K for the Year Ended December 31, 2007

File No. 001-06075

Dear Mr. Fay:

This letter is in response to the comment letter, dated March 18, 2008, addressed to Mr. Robert M. Knight, Jr., Executive Vice President – Finance and Chief Financial Officer of Union Pacific Corporation (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 28, 2008 (the “Form 10-K”).

For the convenience of the Commission Staff, we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.

We respectfully submit the following information and comments with respect to each comment contained in the comment letter.

Form 10-K for the Year Ended December 31, 2007

Governmental and Environmental Regulation, page 6

Governmental Regulation, page 6

1.	We note that you are subject to a variety of governmental regulation. In connection with this and in view of your substantial investment in properties, please tell us whether there are any legal obligations with respect to retirement of your properties associated with such regulation and your consideration of FAS 143 and FIN 47 in this regard.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

At December 31, 2007, we had an $18 million liability for our combined FIN 47 and FAS 143 obligations reported on our consolidated balance sheet. No disclosure has been made in our Form 10-K related to these obligations based on our assessment of materiality. We evaluate changes in laws and contractual obligations that may arise to determine any impact on these legal obligations, as well as any potential future obligations.

For your reference, we have included the following disclosures related to FIN 47 and FAS 143 that were presented in our 2005 Form 10-K:

“In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 (FIN 47). This interpretation clarifies that the term conditional asset retirement obligations, as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing or method of settlement, or both, are conditional on a future event that may or may not be within the control of the entity. An entity must recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. We assessed the impact of the interpretation on our financial statements, determined that we have a legal obligation to properly dispose of asbestos-containing materials, and recorded a $5 million liability at December 31, 2005, for the fair value of this obligation.”

“Differences in Securities and Exchange Commission (SEC) and Surface Transportation Board (STB) Accounting – STB accounting rules require that railroads accrue the cost of removing track structure over the expected useful life of these assets. Railroads historically used this prescribed accounting for reports filed with both the STB and SEC. In August 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143). This statement was effective for us beginning January 1, 2003, and prohibits the accrual of removal costs unless there is a legal obligation to remove the track structure at the end of its life. We concluded that we did not have a legal obligation to remove the track structure, and under generally accepted accounting principles we could not accrue the cost of removal in advance. As a result, reports filed with the SEC reflect the expense of removing these assets in the period in which they are removed.”

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Management’s Discussion and Analysis, page 20

Results of Operations, page 22

Operating Revenue, page 22

2.	In regard to your fuel surcharge, please disclose in your next Form 10-Q the expected impact of (i) the limitations established by the STB, (ii) the new fuel surcharge program, and (iii) the resetting of the base fuel price on the amount of related revenue recognized.

Response:

We note your comment and provide the following clarification to the fuel surcharge disclosure on pages 22 and 23 of our Form 10-K. The STB decision required railroads to change their methodology for the calculation of fuel surcharges on traffic regulated by the STB from a percentage of revenue basis to a method that is linked more closely to the fuel consumption for the rail traffic to which the fuel surcharge is applied, e.g., mileage. This decision only required a change in our underlying methodology for calculating the fuel surcharge on regulated traffic, which represents approximately 19% of our current revenue base. The decision did not limit our ability to recover fuel surcharges to offset the effect of rising fuel costs. In response to the STB decision, we implemented our new mileage-based fuel surcharge programs in April 2007. Additionally, we reset the base fuel price at which the new mileage-based fuel surcharges take effect. The resetting of the fuel price at which the fuel surcharge begins, in conjunction with rebasing the affected transportation rates to include a portion of what had been in the fuel surcharge, did not materially change our revenue as higher base rates offset lower fuel surcharge revenue.

We do not anticipate a material impact on our results of operations, financial condition, or liquidity as a result of the STB decision, the implementation of our new mileage-based fuel surcharge programs, or resetting the base fuel price. If there are any future events or developments that materially affect our ability to recover fuel costs, we will disclose such matters in future filings.

Consolidated Statements of Financial Position, page 49

3.	Please disclose any individual amounts in “other current assets” and “other current liabilities” in excess of 5% of total current assets and total current liabilities, respectively. Refer to Rules 5-02.8 and .20 of Regulation S-X.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

We confirm that “other current assets” and “other current liabilities” do not include any individual amounts in excess of 5% of total current assets or total current liabilities, respectively.

Consolidated Statements of Cash Flows, page 50

4.	Please explain to us, with a view to disclosing, the basis for presenting “proceeds from completed equipment financings” as an investing rather than as a financing activity.

Response:

“Proceeds from completed equipment financings” represent proceeds from the sale of productive assets in sale-leaseback transactions. Throughout the year, we fund the acquisition of groups of locomotives and freight cars and then enter into sale-leaseback transactions with third-party lessors. The initial payment for the acquisition of these assets is shown in the investing section of the statement of cash flows as “acquisition of equipment pending financing”. In accordance with paragraph 16(c) of FAS 95, the proceeds from the sale of these assets to third party lessors are included in investing activities. In order to clarify the investing nature of these cash flows, we will change “proceeds from completed equipment financings” to “proceeds from sale of assets financed” in future filings.

The resulting leases from the sale-leaseback transactions are appropriately included in the FAS 13 disclosures throughout our Form 10-K. As the sale-leaseback transactions involve only equipment, these transactions are not in the scope of FAS 98 and, therefore, those disclosure requirements do not apply.

Notes to the Consolidated Financial Statements, page 52

Note 1. Significant Accounting Policies, page 52

Property and Depreciation, page 52

5.

Please tell us and disclose the service life for each class of depreciable property. In connection with this, explain to us the correlation between (i) the applicable service lives, (ii) the average age of the equipment, as disclosed on page 12, and (iii) the

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

quotient of accumulated depreciation divided by total costs of “properties.” For example, accumulated depreciation is only 25% of the total cost of properties at December 31, 2007, suggesting that the equipment on page 12 has a substantial remaining life despite the existing lengthy average age reported.

Response:

As we described in our critical accounting policies on page 43 of our Form 10-K, the railroad industry is capital intensive, and we follow the group depreciation method. Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property. The lives are calculated using a separate composite annual percentage rate for each depreciable property group, based on the results of internal depreciation studies. We are required to submit a report on depreciation studies and proposed depreciation rates to the STB for review and approval every three years for equipment property and every six years for road property. The cost (net of salvage) of depreciable railroad property retired or replaced in the ordinary course of business is charged to accumulated depreciation, and no gain or loss is recognized.

The following table lists the major categories of property and equipment, as well as the composite depreciation rate for each category, and will be included in future filings:

Millions of Dollars, Except Percentages	2007	2006	Depreciation Rate for 2007
Land	$4,627	$4,614	N/A
Road [a]	33,034	31,020	3.1%
Equipment [b]	7,308	7,196	4.3%
Computer hardware and software	510	441	13.5%
Other	175	177	N/A

Total properties	45,654	43,448	N/A
Accumulated depreciation	(11,496)	(10,575)	N/A

Net properties	$34,158	$32,873	N/A

[a]	Road property consists of track and other roadway structure such as ties, rail, ballast, bridges, and signals.
[b]	Equipment property includes locomotives, freight cars, and work equipment.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

The equipment listed on page 12 of our Form 10-K includes only locomotives and freight cars (16% of total properties) not all fixed assets. In addition, the average age for locomotives and freight cars listed on page 12 represents the age from original manufacture, not the placed into service date. Original manufacture date and the date placed into service may vary due to the purchase of previously leased equipment, the purchase of used equipment, or the rebuild of equipment that extends the useful life of the asset allowing for a new placed into service date. Because of the difference between manufacture date and service date, there is no correlation between the average age since manufacture disclosed on page 12 and the quotient of accumulated depreciation divided by total costs of properties. In future filings we will clarify that the average age presented is the age from manufacture for locomotives and freight cars.

6.	We note that you made capital investments totaling $3.1 billion in 2007. Please (i) quantify for us the significant components of these investments that are attributable to “maintenance,” as you have referred to on page 12, (ii) explain to us why it is appropriate to capitalize maintenance and provide us an underlying accounting policy, (iii) explain to us with specificity how you differentiate between repairs and maintenance that are expensed as incurred from maintenance that is capitalized, and (iv) tell us whether you capitalize any internal payroll costs as it relates to maintenance. As part of your response with regard to (iii), if you state that maintenance that appreciably extends the life, increases the capacity, or improves the efficiency or safety of an underlying asset, please (i) explain with specificity how you measure the change and make these determinations and (ii) provide us with examples.

Response:

The following responses correspond to the numbered questions in your comment.

(i)	Our 2007 capital investments included $1.6 billion that was characterized as capital maintenance on pages 12 and 33 of our Form 10-K. This amount was comprised of maintenance of way expenditures for replacement of rail ($263 million), ties ($531 million), track surfacing ($96 million), and other related costs ($703 million). Other related costs primarily include bridges, signals, rail equipment, grade crossings and rail grinding.

(ii)

Our intent in using the term “maintenance” in discussing capital expenditures with the investment community is a plain English meaning and not a technical accounting meaning. In this context, capital expenditures for maintenance primarily mean the replacement of existing track, facilities and equipment. In this replacement process,

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

the railroad infrastructure is actually improved, e.g., replacing lighter density rail with heavier density rail, or replacing wood ties with concrete ties. This maintenance is capitalized under generally accepted accounting principles because it extends the life, increases the capacity or improves the safety or efficiency of our fixed assets. Our intent was to provide the reader with the business understanding of where our capital spending was being focused, e.g., maintaining the current infrastructure or adding operating capacity. We will revise our future filings to more clearly describe our capital expenditures for maintenance.

We apply generally accepted accounting principles to determine which expenditures qualify as capital investments. In general, substantial expenditures that increase the capacity, improve the safety or efficiency, or extend the useful life of an asset are capitalized. Expenditures that do not increase capacity, improve safety or efficiency, extend the useful life, or are insignificant are expensed. For example, when we replace 1,320 feet (1/4 mile) or more of continuous rail or replace more than 250 cross ties per mile we recognize a capital asset. These levels of asset additions extend the useful life and improve safety and operating efficiency and therefore qualify as capital assets.

(iii)	Expenditures must meet the requirements described in (ii) above to qualify for capitalization. If a track project meets these requirements, the cost is capitalized; otherwise, it is treated as operating expense.

(iv)	Internal payroll costs are capitalized if the costs are associated with a qualifying capital project. In future filings we will include the following disclosure on self-constructed assets:

We self-construct portions of track structure and rebuild certain classes of equipment. In addition to direct labor and material, certain indirect costs are capitalized.

7.	If not included as part of your response to the preceding comment, please explain to us how you determine what constitutes (i) an “improve[ment]” of track infrastructure, as discussed on page 33, and (ii) an “upgrade” to your locomotive and freight car fleet when it does not constitute a purchase of additional locomotives or freight cars, as also discussed on page 33.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Response:

The following responses correspond to the numbered questions in your comment.

(i)	We consider capital maintenance to be synonymous with improvements because worn-out track assets are replaced with new track assets, and the quality of the assets is upgraded (e.g., lower density rail is replaced with heavy density rail). These improvements allow us to improve the safety of our rail operations and increase the useful life of the assets.

(ii)	We use the term “upgrade” to describe an improvement in our overall locomotive or freight car fleet. Upgrades to our locomotive and freight car fleets can occur through acquisitions, operating leases, or rebuild programs. As we acquire new assets through acquisitions or operating lease programs, we typically return or retire older equipment. Therefore, the quality of our fleet is upgraded with more efficient equipment that better meets our current operating requirements.

We will revise our future filings to more clearly describe improvements and equipment acquisitions.

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

Please feel free to call either me at (402) 544-6262, or Jim Theisen, Assistant General Counsel at (402) 544-6765, if you should have any questions or further comments.

Very truly yours,

/s/ Jeffrey P. Totusek
Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation

cc:	James R. Young, Chairman, President & Chief Executive Officer, Union Pacific Corporation

Robert M. Knight, Jr., Executive Vice President-Finance and Chief Financial Officer, Union Pacific Corporation

Union Pacific Corporation Audit Committee